UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA FORESTRY INDUSTRY GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16940J 107
(CUSIP Number)

Lai Hoi Man
Horoy International Holdings Limited
Offshore Chambers
P.O. Box 217
Apia, Samoa
Tel: 86 755 2966 1939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16940J 107

1.	NAMES OF REPORTING PERSONS HOROY INTERNATIONAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SAMOA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14.	TYPE OF REPORTING PERSON CO

(1) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 7 Pages

CUSIP No. 16940J 107

1.	NAMES OF REPORTING PERSONS LAI HOI MAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 2,000,000 shares held by Horoy International Holdings Limited, which is beneficially owned and controlled by Mr. Lai Hoi Man and Ms. Chan See Ting. Mr. Man expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 16940J 107

1.	NAMES OF REPORTING PERSONS CHAN SEE TING
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,000,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,000,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 2,000,000 shares held by Horoy International Holdings Limited, which is beneficially owned and controlled by Mr. Lai Hoi Man and Ms. Chan See Ting. Ms. Ting expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 30,000,000 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of November 15, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 4 of 7 Pages

CUSIP No. 16940J 107

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of China Forestry Industry Group, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Jun Yue Hua Ting, Building A, 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province 550002, People’s Republic of China.

Item 2. Identity and Background.

(a)         The persons filing this Statement are Mr. Lai Hoi Man, a natural person, Ms. Chan See Ting, a natural person, and Horoy International Holdings Limited, a Samoan company (“Horoy,” and together with Mr. Man and Ms. Ting, the “Reporting Persons”).

(b)        The business address of Mr. Man and Ms. Ting is 288 Baomin 1st Rd., 34th Area, Bao’an District, Shenzhen, People’s Republic of China. Horoy’s principal office is located at Offshore Chambers, P.O. Box 217, Apia, Samoa.

(c)        The principal occupation of both Mr. Man and Ms. Ting is director of Horoy. Horoy is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Horoy is owned and controlled by Mr. Man and Ms. Ting.

(d)-(e)   During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Man and Ms. Ting are citizens of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Horoy received the securities covered by this Statement pursuant to a Convertible Promissory Note in the principal amount of $2,400,000 issued by China Bingwu Forestry Group Limited (“Bingwu Forestry”) to Horoy on July 23, 2010 (the “Note”). The Note was assumed by the Issuer on November 1, 2010, in connection with the Issuer’s reverse acquisition of Bingwu Forestry. Following such acquisition, Horoy elected to convert the Note and was issued 2,000,000 shares of the Issuer’s Common Stock, based upon the conversation price of $1.20.

Mr. Man and Ms. Ting are the sole directors and the sole shareholders of Horoy and may be deemed to be the beneficial owners of the shares held by it. Mr. Man and Ms. Ting expressly disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 7 Pages

CUSIP No. 16940J 107

Item 5. Interest in Securities of the Issuer.

(a)         For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Man and Ms. Ting each beneficially owns 2,000,000 shares of the Issuer’s Common Stock held by Horoy, representing 6.7% of the outstanding shares of the Issuer’s Common Stock (based on 30,000,000 shares of Common Stock outstanding as of November 15, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 17, 2010). Mr. Man and Ms. Ting have shared voting and dispositive power over the shares held by Horoy because they are Horoy’s sole directors and its sole shareholders. Mr. Man and Ms. Ting expressly disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(b)         Mr. Man and Ms. Ting have shared voting and dispositive power over the 2,000,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by Horoy. Mr. Man and Ms. Ting do not own any other securities of the Issuer.

(c)         Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)         No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Convertible Promissory Note issued by China Bingwu Forestry Group Limited issued July 23, 2010 to Horoy International Holdings Limited [incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2010].

Exhibit 2	Joint Filing Agreement between Horoy International Holdings Limited, Mr. Lai Hoi Man and Ms. Chan See Ting.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2011

Horoy International Holdings Limited

By: /s/ Lai Hoi Man
Name: Lai Hoi Man
Title: Director

/s/ Lai Hoi Man
Lai Hoi Man

/s/ Chan See Ting
Chan See Ting

Page 7 of 7 Pages